                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                       (Amendment No. 9) (Final Amendment)


                               HEALTHSOURCE, INC.
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)


                                   42221E 10 4
                      (CUSIP Number of Class of Securities)

                             THOMAS J. WAGNER, ESQ.
                                CIGNA CORPORATION
                                ONE LIBERTY PLACE
                        PHILADELPHIA, PENNSYLVANIA 19192
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on behalf of Bidders)

                                   Copy to:
                         C. DOUGLAS KRANWINKLE, ESQ.
                            O'MELVENY & MYERS LLP
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                                 212-326-2000

                                July 31, 1997
           (Date of event which requires filing of this statement)



            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

            Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
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                                  Schedule 13D
--------------------------------------------------------------------------------
       CUSIP NO.          13D               PAGE 2 OF 8 PAGES
       ----------                           -----------------
       42221E 10 4
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                CIGNA CORPORATION
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                        (b)

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCES OF FUNDS

                WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                | |

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF               7    SOLE VOTING POWER

          SHARES                         63,260,468 SHARES OF COMMON STOCK
                            ----------------------------------------------------
       BENEFICIALLY             8    SHARED VOTING POWER

           OWNED                                       NONE
                            ----------------------------------------------------
         BY EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                        63,260,468 SHARES OF COMMON STOCK

                            ----------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER

                                     NONE
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                63,260,468 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               | |

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                100%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO, HC
--------------------------------------------------------------------------------


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         This Amendment No. 9 (Final Amendment) to Schedule 13D amends and supplements the Schedule 13D originally filed, as amended (the "Schedule 13D"), in conjunction with the Tender Officer Statement on Schedule 14D-1 on March 6, 1997 by CHC Acquisition Corp., a New Hampshire corporation (the "Purchaser"), and a wholly-owned indirect subsidiary of CIGNA Corporation, a Delaware corporation ("Parent"), relating to the tender offer (the "Offer") by Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Healthsource, Inc., a New Hampshire corporation (the "Company") at $21.75 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997. The Offer was made pursuant to an Agreement and Plan of Merger dated as of February 27, 1997 (the "Merger Agreement") by and among the Company, the Purchaser and Parent. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1, as amended, and the Offer to Purchase, dated March 6, 1997, which is attached as Exhibit (a)(1) to the Schedule
14D-1. The item numbers below are in accordance with the provisions of Schedule 14D-1.

   In connection with the foregoing, the Purchaser and Parent hereby amend and supplement the Schedule 13D as follows:

ITEM 6    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   Items 6 is hereby amended and supplemented by the addition of the following paragraphs thereto:

   The information set forth in the Cover Page of this Amendment No. 9 (Final Amendment) to Schedule 13D is incorporated herein by reference.

   On July 31, 1997 pursuant to the terms and conditions of the Merger Agreement, the Purchaser was merged with and into the Company such that the Company became a wholly-owned indirect subsidiary of the Parent and the Purchaser ceased to exist as an independent entity (the "Merger"). At the Effective Time each outstanding Share (other than Shares held in the treasury of the Company, owned by Parent, the Purchaser or any wholly-owned Subsidiary of Parent or held by stockholders who perfect their dissenter, rights under New Hampshire law) was, by virtue of the Merger, converted into the right to receive $21.75 in cash. Simultaneously, each share of the common stock of Purchaser was, by virtue of the Merger, converted into one share of the common stock of the Company. Accordingly, Parent owns shares of the common stock of the Company, which is 100% of the outstanding common stock thereof. In addition, a Form 15 has been filed with the Commission July 31, 1997 in order to deregister the common stock of the Company. A press release relating to the foregoing is filed as Exhibit (a)(16) to the Schedule 13D and is incorporated herein by reference.

   By virtue of the Merger, on July 31, 1997 Purchaser ceased to exist and so is no longer a beneficial owner of the Company.


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
ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

   Exhibit (a)(16) Press Release issued by Parent dated August 1, 1997.



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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1996                     CIGNA CORPORATION


                                            By: /s/ Mordecai Schwartz
                                            -----------------------------------
                                              Name:  Mordecai Schwartz
                                              Title: Vice President


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
                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION


Exhibit (a)(16)    Press Release issued by Parent dated August 1, 1997